JOHN HANCOCK EQUITY TRUST
                              101 Huntington Avenue
                           Boston, Massachusetts 02199
October 12, 2004
VIA EDGAR

U.S. Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549

Re:  John Hancock Equity Trust (the "Registrant")
     Rule 485(a) Filing of September 15, 2004
     Post-Effective Amendment No. 28
     File No. 2-92548

Dear Brion:
The following is in response to our telephone conversation regarding your comments on the filing referenced above.

Comment # 1: Prospectus - Statement of Additional Information Please comment on why investment in IPOs is not discussed in the Prospectus - Response:
As disclosed in the SAI - The Fund has the ability to invest in IPOs and does invest in IPOs but not to a degree that would be considered a principal strategy and so does require disclosure in the prospectus. This view is supported by the fact that the fund did not invest in IPOs in 2002 and invested less that 1.5% of fund assets in IPOs in 2003 and 2004.

Comment # 2:  Statement of Additional Information
Please expand the proxy voting disclosure to provide shareholder with the location where proxy voting information can be obtained. Response: Comment accepted The following disclosure has been added:
Information regarding how the Fund voted proxies relating to portfolio securities is available by calling 1-800-225-5291 or on the Fund's website: www.jhfsh.jhfunds.com/jhfshareholder/frame/sh_home.html or on the SEC's website at www.sec.gov.

Please let me know if this satisfactorily resolves all outstanding comments or if you have any further comments. I can be reached at 617 375-1513.

Sincerely,

/s/Alfred P. Ouellette
Alfred P. Ouellette
Attorney and Assistant Secretary


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                           JOHN HANCOCK EQUITY TRUST
                              101 Huntington Avenue
                           Boston, Massachusetts 02199

October 12, 2004

VIA EDGAR

U.S. Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549

Re:  John Hancock Equity Trust (the "Registrant")
     Rule 485(a) Filing of September 15, 2004
     Post-Effective Amendment No. 28
     File No. 2-92548

Ladies and Gentlemen,

In connection with the filing referenced above, please be advised that the Registrant hereby acknowledges that:

     (1.) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

     (2.) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

     (3.) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please do not hesitate to contact Al Ouellette at (617) 375-1513 or myself at (617) 375-1702.

Sincerely,

        *                                   /s/Susan S. Newton
-------------------                         ------------------
James A. Shepherdson                  *By:  Susan S. Newton, Attorney-in-Fact
President and Chief Executive Officer       under Power of Attorney dated
                                            May 12, 2004